NEVSUN RESOURCES LTD.

MANAGEMENT INFORMATION CIRCULAR

Dated April 18, 2011

For the ANNUAL MEETING OF SHAREHOLDERS to be held on May 18, 2011

This Information Circular is provided in connection with the solicitation of proxies by the management of Nevsun Resources Ltd. (the “Company” or “Nevsun”).  The form of proxy which accompanies this Information Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company (the “Meeting”), which is to be held at the time and place and for the purposes set out in the accompanying notice of meeting.  The solicitation will be made primarily by mail, but may also be made personally by officers or employees of the Company.   All costs associated with this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed Proxy.  Registered shareholders should deliver their completed Proxies to Computershare Investor Services Inc., Proxy Department, 9th Floor – 100 University Avenue, Toronto, Ontario M5J 2Y1 (by mail, telephone or internet according to the instructions on the Proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.

The persons named in the Proxy are directors and officers of the Company and are proxyholders nominated by management.  A shareholder has the right to appoint a person other than the nominees of management named in the Proxy to represent the shareholder at the Meeting.  To exercise this right, a shareholder must insert the name of its nominee in the blank space provided.  A person appointed as a proxyholder need not be a shareholder of the Company.

A registered shareholder may revoke a Proxy by:

(a)

signing a Proxy with a later date and delivering it at the place and within the time noted above;

(b)

signing and dating a written notice of revocation (in the same manner as the Proxy is required to be executed, as set out in the notes to the Proxy) and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the Proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof,

(c)

attending the Meeting or any adjournment thereof and registering with the scrutineer as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked; or

(d)

any other manner provided by law.

Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name.  Shareholders holding their shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans or other persons (any one of which is herein referred to as an “Intermediary”) or otherwise not in their own name (such shareholders herein referred to as “Beneficial Shareholders”) should note that only Proxies deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting.  If a shareholder’s shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder’s name and that shareholder is a Beneficial Shareholder.  Such shares are most likely registered in the name of the shareholder’s broker or an agent of that broker.  In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms.  Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory polices require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings.  Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the notice of meeting, this Information Circular and a request for voting instructions (a “VIF”), instead of the Proxy (the notice of Meeting, Information Circular and VIF or Proxy are collectively referred to as the “Meeting Materials”) directly to the NOBOs and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to OBOs.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a Proxy.  By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on the Beneficial Shareholder’s behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”) in Canada.  Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by VIFs for which Broadridge has solicited voting instructions.  A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting.  The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted.  If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own.  A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.  Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal Proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered shareholders have the right to revoke a Proxy.  A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to shareholders in this Information Circular and the accompanying Proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered owners of the Company’s shares.  If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF.

PROVISIONS RELATING TO VOTING OF PROXIES

The shares represented by Proxy or VIF in the enclosed forms will be voted or withheld from voting by the designated holder in accordance with the direction of the shareholder appointing him on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by Proxy or VIF will be voted accordingly.  If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy or VIF and for the election of directors and the appointment of the auditor as set out in this Information Circular.

The Proxy or VIF gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)

each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)

each proposed nominee for election as a director of the Company; and

(c)

each associate or affiliate of any of the foregoing.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the date of the accompanying notice of meeting, the Company had 196,945,822 Common shares outstanding.  All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered at April 11, 2011 are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or VIF to attend and vote, deliver their Proxies or VIFs at the place and within the time set forth in the notes to the Proxy or VIF.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following entities beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the voting securities of the Company:

Name	Number of Shares (Common) (1)	Percentage of Class
Franklin Resources, Inc. Vanguard Specialized Funds - Vanguard Precious Metals & Mining Fund	29,140,740 38,500,000	15% 20%

(1)

This information was filed on EDGAR with an effective date of December 31, 2010.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Information Circular.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, their membership in of each of the committees and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of meeting:

Name, office held, province/ state and country of residence	Principal occupation	Director since	Shares Beneficially Owned or Controlled(6)
R. Stuart Angus(1)(3)(5) Director & Chairman British Columbia, Canada	Business advisor to the mining industry	January 2003	125,000
Clifford T. Davis Director, President & CEO British Columbia, Canada	President & Chief Executive Officer of the Company.	December 1997	800,000
Robert J. Gayton (1)(2)(5) Director British Columbia, Canada	Financial consultant & director, public companies	November 2003	11,500
Gary E. German (1)(2)(3)(4)(5) Director Ontario, Canada	Independent Director and Advisor	April 1996	215,000
Gerard E. Munera (1)(2)(3)(5) Director Connecticut, United States of America	Managing Director of Synergex Group; Executive Chairman of Arcadia Inc.	April 1996	460,000

(1)

Member of the Corporate Governance & Nomination Committee.

(2)

Member of the Audit Committee.

(3)

Member of the Human Resources Committee.

(4)

Member of the Social, Environmental, Health & Safety Committee.

(5)

Member of the Special Committee.

(6)

This information has been obtained from public insider filings and from the directors themselves.  No individual director, either alone or together with such director’s associates or affiliates, owns or controls 10% or more of the voting securities of the Company.

Other than as described below, no proposed director of the Company

(a)

is, as at the date hereof, or has been within the 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that,

(i)

was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, while that person was acting in that capacity;

(ii)

was subject to cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of the company but that resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

(b)

is, as at the date hereof, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed director.

Robert Gayton was a director and officer of Newcoast Silver Mines Ltd. when cease trade orders were issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003, for failure to file financial statements.  The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

Gerard E. Munera resigned from the board of SiVault Systems Inc. on October 10th 2006; in July of 2007, SiVault Systems Inc. started bankruptcy proceedings.

R. Stuart Angus is a director of Wildcat Silver Corporation (“Wildcat”), which requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007.  Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made.  The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008.

STATEMENT OF EXECUTIVE COMPENSATION

All dollar amounts referred to in this Information Circular are expressed in Canadian dollars unless otherwise indicated.

Named Executive Officers, as defined in Form 51-102F6, include the Chief Executive Officer, the Chief Financial Officer, each of the three most highly compensated individuals acting in a similar capacity during the financial year whose total compensation in 2010 was, individually, more than $150,000, and each individual who would otherwise qualify as a Named Executive Officer but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.  The Named Executive Officers of the Company (the “NEOs”) are:  Clifford T. Davis – Chief Executive Officer, Peter J. Hardie – Chief Financial Officer, Stanley C. Rogers, - General Manager, Bisha Project, and Trevor A. Moss – former Executive Vice-President and Chief Operating Officer. Scott Trebilcock, Vice-President Business Development and Investor Relations, was hired by the Company in September, 2010 and is included in this disclosure.

The following is a general discussion of the significant elements of compensation to the NEOs for the most recently completed financial year. As tabulated below the normal compensation elements consist of a base salary, options to purchase common shares of the Company, bonuses, if applicable, and additional compensation as defined herein.

Compensation Discussion and Analysis

The objective of the compensation strategy is to attract, retain and award the NEOs in order to accomplish the broader objectives of the Company. For the past year the objective has been focussed on the successful development of the Bisha Project in Eritrea. After reaching commercial production in early 2011, the objective has shifted to successful operations, expansion of existing assets and the potential of additional growth.  The compensation program is designed to enhance the Company’s success at meeting these objectives.

The Company has a Human Resources Committee (the “HR Committee”) which approves compensation strategies and guidelines for NEO salaries and incentive awards.  This committee consists of three independent directors, indicated above under the heading “Election of Directors”, none of whom have ever been an officer or employee of the Company or its subsidiaries.  There has been no change in membership to the HR Committee in the past financial year.  The HR Committee sets compensation for NEOs based on a combination of market salary levels, specific tasks of the NEOs and their influence on the success of the Company’s operations in Africa.  The compensation of the NEOs is subject to full Board review.

In mid-2010, the HR Committee engaged an independent consultant to review senior executive compensation to ensure the rates and forms of compensation were commensurate with industry norms. Some adjustments were made as a result of the consultant’s report.  The previous review by an independent consultant took place in early 2009.

The HR Committee, together with the CEO and senior management, established specific performance measurement criteria against which performance based compensation would be evaluated at the end of the year. The measurement criteria were tailored for each senior management function, stipulating expectations on targeted performance areas for each of the CEO, COO, CFO and General Manager of the Bisha Project. In addition the same procedure was carried out for department heads within the main operating subsidiary in Eritrea.

The measurement criteria for the CEO included (1) maintaining sufficient funding for both Bisha project and corporate needs; (2) establishing and retaining a competent management team; (3) managing Eritrea Government relations and strategic arrangements; (4) closing on strategic negotiations; (5) maintaining effective investor relations with institutions and key shareholders; and (6) achieving successful Bisha project commissioning within time and cost parameters.  In addition the HR Committee retained discretion on overall performance and contribution.

The criteria for each of the other executive officers were tailored to their operating function.

A significant component of incentive executive compensation during 2010 related to the award of special performance based stock options which only vested upon successful commissioning of the Bisha mine, within specified time and cost parameters.  These special performance options were granted to personnel directly involved with the management of Bisha.

At the end of 2010 and in early 2011 each officer carried out a self-evaluation, which was reviewed by both the CEO and the HR Committee. As a result, performance bonuses were paid to the officers after having reached targeted performance criteria to varying degrees.  The bonus amounts are as disclosed in the summary executive compensation table, below.

There are no significant out of the ordinary perquisites payable to NEOs.  All NEOs have medical and insurance coverage paid by the Company and have normal allowances for vacation.

Option-based Awards

Stock options are granted under the direction of the HR Committee and in accordance with the Company’s stock option plan (the “Plan”).  Stock options are not restricted to NEOs but are inclusive of all senior management. Outstanding options and previous grants are reviewed by the HR Committee on an annual basis and again when considering option grants for new employees.   Decisions for new grants are made by the HR Committee with recommendations from the CEO. Changes in executive positions or roles, and ongoing contribution to the Company are factors which affect the decision making process. The terms of the Plan are reviewed from time to time by the HR Committee and changes suggested which are discussed with executive officers prior to Board approval, then regulatory and shareholder approval as necessary.  The Plan was originally approved by shareholders in 2006, then amended with shareholder approval at the Annual General Meeting in May, 2010.  As noted above, during 2010 a special grant of performance options was made which only vested upon successful commissioning of Bisha, within time and cost parameters.

Performance Graph

The following graph compares the cumulative shareholder return over the last five fiscal years for the Company’s Common shares, assuming a $100 investment was made on December 31, 2006 and reinvestment of dividends, with the S&P/TSX Composite Index.

Cumulative Value of a $100 Investment

	Dec. 2006	Dec. 2007	Dec. 2008	Dec.2009	Dec. 2010
Nevsun	$100	$90	$37	$99	$291
S&P/TSX Index	$100	$110	$74	$99	$117

Summary Compensation Table

The following table sets forth all compensation for services in all capacities to the Company and its subsidiaries in respect of the NEOs.  The periods covered include the most recent fiscal years ended December 31, 2010, 2009 and 2008.

Name and Principal Position	Year	Salary ($)	Option-based awards ($)(4)	Non-equity incentive plan compensation ($)	All other compensation ($)(6)	Total compensation ($)
Annual incentive plans(5)
Clifford T. Davis President and Chief Executive Officer	2010 2009 2008	400,000 350,000 286,719	1,958,280 514,224 412,266	600,000 276,500 300,000	Nil Nil Nil	2,958,280 1,140,724 998,985
Peter J. Hardie Chief Financial Officer	2010 2009 2008	192,000 156,000 137,016	587,484 154,268 68,710	150,000 78,000 Nil	Nil Nil Nil	929,484 388,268 205,726
Stanley C. Rogers General Manager, Bisha Project(1)	2010 2009 2008	$US 240,000 240,000 180,000	$US 439,186 141,764 64,455	$US 150,000 100,000 100,000	$US 48,000 48,000 36,000	877,186 $US 529,764 $US 380,455 $US
Trevor A. Moss(2) former Executive Vice-President and Chief Operating Officer	2010 2009 2008	$US 334,260 334,260 125,347	$US 439,186 141,764 322,280	$US 200,000 162,500 Nil	Nil Nil Nil	973,446 $US 638,524 $US 447,627 $US
Scott Trebilcock(3), Vice-President Business Development and Investor Relations	2010	63,830	435,515	Nil	Nil	499,345

(1)

Stanley Rogers is employed by Bisha Mining Share Company, a subsidiary of the Company.  His salary, bonus and other compensation are paid in $US, all compensation is presented in $US.

(2)

Trevor Moss had a professional services agreement which expired December 31, 2010, with Nevsun Africa (Barbados) Ltd. under HAWM Consulting Inc., a California corporation controlled by Mr. Moss.  Consulting fees are paid in $US; all compensation is presented in $US.

(3)

Scott Trebilcock began his employment in September 2010 under arrangements described in Terms of Agreements.

(4)

The Black Scholes formula is a model of varying prices over time of a financial instrument.  It is used to calculate fair value of options granted and assumes risk-free stock price volatility and no extreme jumps in stock prices.  The Company chose this model for its widespread acceptance as an industry standard.

(5)

In February 2011, the Board approved bonuses for Cliff Davis, Peter Hardie, Stanley Rogers and Trevor Moss in respect of services performed in 2010 under incentive compensation arrangements described above.

(6)

Stanley Rogers is paid a grossed up salary amount to cover expatriate taxes.

Terms of Agreements

The terms of the 2010 executive roles were as follows:

Clifford T. Davis, Chief Executive Officer, had a salary increase in July 2010 from $350,000 to $450,000.  His term expires December 31, 2011.  A bonus of $600,000 was awarded to Mr. Davis for 2010.

Peter J. Hardie, Chief Financial Officer, had a salary increase in January 2010 to $168,000 and a further increase in July 2010 to $216,000.  His term expires December 31, 2011.  A bonus of $150,000 was awarded to Mr. Hardie for 2010.

Trevor A. Moss, who was under contract with HAWM Consulting Inc., a California corporation, was Executive Vice President and Chief Operating Officer of the Company at a monthly fixed fee of $US 27,855 plus annual bonus in an amount between 0% and 75% of annual fees.  A bonus of US$200,000 was awarded in respect of services performed in 2010.  The contract for services expired December 31, 2010 He continues to provide services to the Company under a non-executive consulting arrangement until May 31, 2011.

Mr. Stanley Rogers works under an employment agreement with the Company’s subsidiary, Bisha Mining Share Company.  His contract is renewed annually unless otherwise terminated, and continues at a rate of US$240,000 plus 20% to cover his expatriate taxes.  A bonus of $US 150,000 was awarded to Mr. Rogers for 2010.

Bonus arrangements are discussed above under “Compensation Discussion and Analysis”.

In September 2010, Mr. Scott Trebilcock was hired by the Company as Vice President Business Development and Investor Relations, at an annual salary of $216,000, plus annual bonus at the discretion of the HR Committee.  No bonus was awarded in respect of 2010.

Agreements for Mssrs. Davis, Hardie and Trebilcock include termination and change of control benefits described in the following section, Termination and Change of Control Benefits.

Compensation received by NEOs does not include any share based awards, long term incentive plans or pension plans.  These types of compensation have not been included in the above table.

Pension Plan Benefits

The Company does not have a defined benefit, defined contribution or deferred compensation pension plan.  The Company also does not provide share based awards or long term incentives to NEOs.  Therefore, these types of compensation are not included in any of the tables in this document.

Termination and Change of Control Benefits

Termination of employment under certain circumstances may trigger amounts payable to the employee by the Company:

-

If the Company terminates employment without cause or adequate notice prior to end of the term;

-

If any person or entity acquires more than 40% of the outstanding shares of the Company and the employee gives the Company 60 days written notice of termination.

The Company has entered into employment agreements that include change of control provisions with its key employees.  The terms of these employment agreements recognize the critical nature of these positions and set out the terms and conditions in the event there is a change in control or where the employee loses his job through no fault of his own. The change of control and termination provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

Assuming there had been change of control as at December 31, 2010, the Company estimates the total change of control and termination benefits of its NEOs to be approximately $3,300,000 plus any amounts attributable to stock based compensation benefits as outlined in the Option-based awards table below.  Any outstanding options which are not vested would become vested upon notice of a change of control.

Incentive Plan Awards – Outstanding Option-based Awards

The following table sets forth details with respect to stock options held by the NEOs at December 31, 2010.

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money options, vested ($)(2)	Value of unexercised in-the-money options, unvested ($)(3)
Clifford T. Davis	150,000 250,000 500,000 500,000 500,000 1,000,000(4)	3.07 2.00 1.35 1.70 3.14 3.14	November 17, 2011 November 14, 2012 August 19, 2013 August 25, 2014 May 13, 2015 May 13, 2015	654,000 1,357,500 3,040,000 2,865,000 1,072,500 0	0 0 0 0 1,072,500 4,290,000
Peter J. Hardie	130,000 150,000 300,000(4)	1.70 3.14 3.14	August 25, 2014 May 13, 2015 May 13, 2015	744,900 321,750 0	0 321,750 1,287,000
Stanley C. Rogers	150,000 300,000(4)	3.14 3.14	May 13, 2015 May 13, 2015	321,750 0	321,750 1,287,000
Trevor A. Moss	150,000 100,000 150,000 300,000(4)	1.35 1.70 3.14 3.14	August 19, 2013 August 25, 2014 May 13, 2015 May 13, 2015	912,000 573,000 321,750 0	0 0 321,750 1,287,000
Scott Trebilcock	300,000 100,000	4.16 5.71	August 17, 2015 November 19, 2015	0 0	981,000 172,000

(1)

The exercise price is not less than the volume weighted average trading price on the Toronto Stock Exchange (the “TSX”) for the five-day period immediately preceding the option grant.

(2)

Based on the difference between the market value of $7.43 per common share on December 31, 2010 and the exercise price of the options.

(3)

These include regular options which vest in 2011 and options with special vesting provisions whereby certain criteria must be met.  Further details are provided below under Equity Compensation Plan Information.

(4)

These options vested subsequent to December 31, 2010 after having met performance criteria related to successful commissioning of Bisha

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value vested or earned on incentive plan awards during the year ended December 31, 2010, for each of the NEOs.  Option based awards vested during 2010 were granted on August 25, 2009 and May 13, 2010.  Under the terms of these Stock Option Agreements, 50% of the options vest after 6 months, the balance after 1 year from date of grant.  Non-equity incentive compensation consists of annual bonus awards discussed earlier under Compensation Discussion and Analysis and outlined in the Summary Compensation Table.

Name	Option-based awards – Value vested during year ($)(1)	Non-equity incentive plan compensation – value earned during the year ($)(2)
Clifford T. Davis	1,665,500	600,000
Peter J. Hardie	499,500	150,000
Stanley C. Rogers	499,500	$US150,000
Trevor A. Moss	499,500	$US200,000
Scott Trebilcock	0	0

(1)

Amounts represent the aggregate dollar value that would have been realized if all options that vested during 2010 were exercised on the vesting date.  The value is calculated as the difference between the market value on the vesting date and the exercise price of the options.

(2)

Amounts represent actual cash bonuses paid in 2011 with respect to services performed in 2010.

Compensation of Directors

Directors who are not officers of the Company receive an annual fee of $50,000, with the exception of the Chairman, R. Stuart Angus, who receives $60,000 per year.  In addition to these amounts, during periods where the Special Committee is active, its members– Mssrs German, Munera and Gayton - receive an additional $20,000 per year while its Chair, R. Stuart Angus, receives $25,000.  All members of the Special Committee receive an additional $1,000 per meeting.  No additional amounts were paid to members of the Special Committee in 2010.  Directors of the Company’s subsidiaries in Barbados and Eritrea receive nominal fees or no compensation for their role, and are not included in the compensation tables herein.

Director Compensation Table

The following table sets forth compensation during the fiscal year ended December 31, 2010 to directors who are not Named Executive Officers.

Name	Fees Earned ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
R. Stuart Angus	60,000	261,104	Nil	Nil	321,104
Robert J. Gayton	50,000	195,828	Nil	Nil	245,828
Gary E. German	50,000	195,828	Nil	Nil	245,828
Gerard E. Munera	50,000	195,828	Nil	Nil	245,828

(1)

As per Summary Compensation Table, the Black Scholes model is used to calculate fair value of options granted.

Incentive Plan Awards – Outstanding Share-based Awards and Option-based Awards

The following table sets forth all awards outstanding at December 31, 2010 for each of the directors who are not Named Executive Officers.

Name	Number of securities underlying unexercised options (#)	Option exercise price (1) $	Option expiration date	Value of unexercised in-the-money options, vested $	Value of unexercised in-the-money options, unvested $
R. Stuart Angus	100,000 100,000 100,000 200,000 200,000 400,000	3.07 2.00 1.35 1.70 3.14 3.14	November 17, 2011 November 14, 2012 August 19, 2013 August 25, 2014 May 13, 2015 May 13, 2015	436,000 543,000 608,000 1,146,000 429,000 0	0 0 0 0 429,000 1,716,000
Robert J. Gayton	80,000 40,000 150,000 300,000	3.07 2.00 3.14 3.14	November 17, 2011 November 14, 2012 May 13, 2015 May 13, 2015	348,800 217,200 321,750 0	0 0 321,750 1,287,000
Gary E. German	80,000 80,000 150,000 150,000 150,000 300,000	3.07 2.00 1.35 1.70 3.14 3.14	November 17, 2011 November 14, 2012 August 19, 2013 August 25, 2014 May 13, 2015 May 13, 2015	348,800 434,400 912,000 859,500 321,750 0	0 0 0 0 321.750 1,287,000
Gerard E. Munera	80,000 80,000 150,000 150,000 150,000 300,000	3.07 2.00 1.35 1.70 3.14 3.14	November 17, 2011 November 14, 2012 August 19, 2013 August 25, 2014 May 13, 2015 May 13, 2015	348,800 434,400 912,000 859,500 321,750 0	0 0 0 0 321.750 1,287,000

(1)

The exercise price is not less than the volume weighted average trading price on the TSX for the five-day period immediately preceding the option grant.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value vested or earned on incentive plan awards during the year ended December 31, 2010, for each of the of the directors who are not Named Executive Officers.

Name	Option-based awards – Value vested during year ($)	Non-equity incentive plan compensation – value earned during the year ($)
R. Stuart Angus	666,000	Nil
Robert J. Gayton	499,500	Nil
Gary E. German	499,500	Nil
Gerard E. Munera	499,500	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

Equity Compensation Plan Information

The following table sets forth details of the Company’s Stock Option Plan (the “Plan”) at December 31, 2010

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under incentive stock option plan(1)
Equity compensation plan approved by security holders	10,348,500	2.79	9,300,332

(1)

This number equals10% of the issued and outstanding shares of the Company less the number of outstanding options, which reflects the maximum number of securities which may be listed and reserved under the Plan.

The current Plan was approved by the shareholders in April, 2006 and amended in May, 2010 at the Company’s Annual General Meeting.  Minor amendments were then made by the Board early in 2011 to accommodate the new Stock Option Benefit Withholding Tax introduced by the Tax Act in 2010. The Plan allows for a maximum number of common shares issuable under the Plan to not exceed 10% of the issued and outstanding common shares of the Company.  As options are exercised or common shares of the Company are otherwise issued, the remaining balance of options issuable in the Plan (“Plan Balance”) may be increased up to the 10% maximum upon application to the TSX.  Options which expire without being exercised are automatically added back into the Plan Balance.  The TSX requires that every three (3) years the unallocated options under the Plan be approved by shareholders of the Company.

Under the terms of the Plan, and in accordance with the rules of the TSX, the Company may not grant options under the Plan or make securities available under any share compensation arrangement which would result in the number of common shares issuable to insiders exceeding 10% of the issued and outstanding shares of the Company, and the number of common shares issued within any one year period pursuant to the exercise of Options and any other share compensation arrangement to insiders that exceed 10% of the issued and outstanding shares.

The persons eligible to be granted options under the Plan include employees, insiders and service providers to the Company (each, an “Optionee”).

The Board has the authority to amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory and shareholder approval.  In May, 2010, shareholders approved a detailed amendment provision which allowed certain changes to be made by the Board subject to requisite regulatory approval, but without shareholder approval.  These include changing the vesting provisions, changing the termination provisions provided there no extension beyond the original expiry date, adding a cashless exercise provision, extending the expiry date during blackout periods and other non-material amendments of a housekeeping nature.  All other material amendments require shareholder approval.  The exercise price of the option is calculated using the volume weighted average trading price of the Company’s common shares on the TSX over the previous five (5) trading days.

Options are not assignable or transferable by the Optionee except after death, in which case they are exercisable only by the Optionee’s legal representative.

Stock options which are vested expire 90 days after the participant ceases employment with the Company or one year following death of the participant. Unvested options expire immediately upon cessation of employment.  All options expire immediately if an Optionee is terminated with cause.  Options granted must expire not later than 10 years after the date of grant or such lesser period as may be determined by the Board.  The Board may determine when any option will become exercisable and may determine that the option shall be exercisable in instalments.

The Board may approve the activation of a Share Appreciation Right, (the “Right”), whereby an Optionee when entitled to exercise an option, may terminate such option by written notice and, in lieu of purchasing the Common Shares pursuant to the exercise of the option, shall receive instead at no cost the number of Common Shares which would be equal to the net value of the exercised option.  The net value is determined by multiplying the number of Common Shares subject to the option by the difference between the Market Price and exercise price of the option.

 AUDIT COMMITTEE

For information relating to the Company’s audit committee, refer to the information under the heading “Directors and Officers – Audit Committee” in the Company’s annual information form for the year ended December 31, 2010, a copy of which is available on SEDAR at www.sedar.com.  Shareholders may also contact the Company to request a copy of the annual information form as follows:

By phone: 604-623-4700

By fax: 604-623-4701

By email: contact@nevsun.com

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, none of the current or former directors, executive officers of employees of the Company or any its subsidiaries, is indebted to the Company, its subsidiaries and no such person has been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

During the financial year ended December 31, 2010, none of the directors or executive officers of the Company, no proposed director of the Company and no associate of any such director, executive officer or proposed director is or has been indebted to the Company or any of its subsidiaries and no such person has been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Pursuant to National Instrument 58-101, Disclosure of Corporate Governance Practices, the Company is required to disclose its corporate governance practices.  Guidelines for companies are provided in National Policy 58-201, Corporate Governance Guidelines.  The Company’s corporate governance policies and mandates may also be publicly viewed on the Company’s website at: http://www.nevsun.com/corporate/governance.

Board of Directors

Independence
On an annual basis, the board of directors reviews the relationship each director has with the Company to determine whether or not their independence is maintained.  When a director has no direct or indirect material relationship with the Company or its subsidiaries which could interfere with the director’s independent judgment, that director is considered to be independent.  The board has determined that a majority, or four of the five directors, are independent.  Robert J. Gayton, Gary E. German and Gerard E. Munera have no material relationship to the Company.  R. Stuart Angus is the Chairman of the Company and for this reason is deemed to be an “executive officer” under the definition of Executive Officer in NI 51-102.  The board considers Mr. Angus to be independent despite the reference to his title, as he also has no material relationship with the Company.  The one non-independent director is Cliff T. Davis, due to his position as President and Chief Executive Officer of the Company.

1.

Other Directorships

The directors who are presently a director of other reporting issuers. and the names of the issuers are as follows:

R. Stuart Angus: Bolero Resources Corp., Dynasty Gold Corporation, Evolving Gold Corp., Kobex Minerals Inc., Plutonic Power Corporation, Prosperity Goldfields Corp., Riva Gold Corp., Santa Fe Metals Corp., San Marco Resources Inc., SouthGobi Resources Ltd., Tirex Resources Ltd., Tsodilo Resources Ltd., Wildcat Silver Corp., Yellowhead Mining Inc.

Cliff T. Davis:  Helio Resource Corp.

Robert J. Gayton: Amerigo Resources Limited, B2Gold,  Eastern Platinum, Palo Duro Energy Inc., Quaterra Resources Inc., Silvercorp Metals, Western Copper Corporation.

Gary E. German: Jaguar Mining Corp., MagIndustries Ltd., Solex Resources Corp., Neo Materials Technologies Inc.

Gerard E. Munera: Dynamic Materials Corporation, MagIndustries Ltd.

2.

Meetings of Independent Directors

The board has adopted the practice of following each meeting with an independent directors discussion.  In 2010 there were four meetings of the board, at which three were followed with a meeting of the four independent directors without the involvement of management.  In addition, meetings of certain committees of the board take place during the year.  The HR Committee, which consists of only independent directors, met twice in 2010, each time involving all four independent directors without management present.

3.

Attendance and Board Mandate

All five directors of the board attended each of the four board meetings held in 2010.  The full text of the Board Terms of Reference is attached as Schedule “A”.

4.

Role of Chair

As previously mentioned, R. Stuart Angus, chair of the board, is considered to be an independent director. His role is to ensure that the board is effective in setting and implementing direction and strategy, and to work closely with the CEO to ensure the strategy agreed by the board is put into effect.

Position Descriptions

The board has adopted written position descriptions for its chair, also the chair of each of the board’s committees.  The position descriptions are in line with each of the committee mandates, which are also reviewed and updated from time to time by its members.

The HR Committee and the CEO have developed a position description for the CEO which has been approved by the board.  The HR Committee annually reviews and monitors the achievement of corporate objectives which the CEO is responsible for meeting.

Orientation and Continuing Education

A new director’s orientation to the role of the board, its committees and directors, and to the nature and operation of the business consists of:  a) a series of meetings held with the chair, individual directors and the CEO to be scheduled prior to the next formal board meeting, b) the issuance of a board manual containing current updates about the Company and its properties, minutes of recent meetings and pertinent board reports, board and committee mandates, position descriptions, list of key contacts and roles, and c) a tour of the Company’s head office with introductions to key employees and opportunities for one-on-one discussions, and at least one site visit which provides the new appointee with an on-site orientation to the Company’s property and facilities.

The board does not provide continuing education for its directors as a group.   To ensure that directors maintain the skill and knowledge necessary to meet their obligations as directors, directors are briefed at least monthly and at each board meeting, by the CEO or Senior management at Bisha on strategic issues or challenges which may affect the Company, its relationships, performance, budget, production schedule and any trends which may influence or change the planned development of the Company.  In addition, the board recommends and encourages attendance at applicable meetings, seminars and other educational training to upgrade skills and assist directors in fulfilling their roles.  The Company will cover the cost of this training and expect to be briefed on relevant issues which the Company needs to address.  Although it is the individual directors themselves who are responsible for keeping themselves educationally current, each of the directors hold memberships in relevant organizations and circulate information freely to other directors, including opportunities to attend seminars or training.

Ethical Business Conduct

The board has adopted a written Code of Ethics (the “Code”) for its directors, officers and all employees.  The Code may be viewed on the Company’s website at www.nevsun.com/corporate/governance/code/.  To ensure and monitor compliance with the Code, the Company circulates a copy of the Code to each new employee, requesting a signature acknowledging the employee has read and understood its content.   In addition, the Company has a whistle-blowing policy monitored by an outside service.  This is monitored by the audit committee and any reported infractions are communicated to the chair of the audit committee.  This information has also been distributed to all Company employees.  From January 1, 2010 to the date of this Information Circular, there were no material change reports regarding misconduct and/or departures from the Code.

The Company has had no material transactions or agreements in respect of which a director or executive officer has a material interest.  However, if this were to occur, the board would conduct at least one meeting without the affected director or executive officer present, and this person would abstain from any required approval for the transaction.  Resolutions would be signed by only the non-affected or arms-length directors.

Nomination of Directors

Before identifying new board members for nomination, the potential need for new directors is discussed among the members of the Corporate Governance and Nominations Committee (“CGN Committee”), who will hold a series of meetings to identify the personal attributes and experience required of a new member, together with possible candidates, then bring this to the board as an agenda item for further discussion with the remaining board members.   The CGN Committee is composed of all independent directors.  Once a list of personal attributes and experience has been agreed upon which would represent a good fit for the board and the future needs of the Company, a corresponding list of potential candidates is brought forward and eventually short listed for final consideration.

Compensation & Assessments

The board determines director and officer compensation by the recommendation of the HR Committee, as described below.  The HR Committee consists of three independent directors and, with consultation from the CEO:(i) reviews and assesses the overall compensation policies of the Company based on industry standards, comparable corporate policies and characteristic needs and objectives of the Company, including consultation with independent experts, (ii) with the CEO, sets compensation parameters, (iii) assesses the CEO’s performance against pre-agreed objectives, (iv)  reviews performance assessments of other senior officers, new executive appointments, terminations and employment agreements, (v) makes recommendations to the Board on salary changes, stock options, other incentive plans or benefit plans, labour issues, and (vi) reviews and recommends disclosure pertaining to all of the foregoing.

The HR Committee is responsible for reviewing and assessing the overall compensation policies of the Company based on industry standards, comparable corporate policies and characteristic needs and objectives of the Company.

Roger Gurr and Associates, an independent compensation consulting firm, was contracted in 2009 to evaluate and assist in determining executive officer effectiveness and compensation.  Using the guidelines provided by the consultants, the HR Committee held meetings to determine their objectives for compensation and bonuses in 2010.

In 2010 the board used the same consultants to carry out an assessment of director effectiveness.  In addition, director and committee assessments are conducted from time to time on an informal basis, using various parameters including attendance and participation at its Board and committee meetings.

In 2010 the HR Committee used the same consultants to renew senior executive compensation.

Other Board Committees

In addition to the Audit Committee, the HR Committee and the CGN Committee, the Company has a Social, Environmental, Health and Safety Committee (“SEHS Committee”) which consists of one independent director and chair, Gary German, and one senior officer who is not a director.  The purpose of this committee is to oversee the development of policies and procedures for environmental protection, ensure compliance with applicable laws and protect the health and safety of the Company’s employees and contractors.

A Special Committee consisting of the four independent directors was formed in 2006 for the purpose of investigating and making recommendations to the board regarding strategic alternatives to maximize shareholder value.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on NYSE Amex LLC (“NYSE Amex”), which was previously the American Stock Exchange.  Section 110 of the NYSE Amex company guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Unless otherwise disclosed herein, no informed person of the Company or proposed director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

APPOINTMENT OF AUDITOR

KPMG LLP has been the auditor of the Company since 1994.  The management of the Company intends to nominate that firm for re-appointment.  The Proxy given pursuant to the solicitation of the management of the Company will, on any poll, be voted as directed and, if there is no direction, will be voted for the re-appointment of KPMG LLP at a remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

Other than the consulting contract for Trevor Moss under HAWM Consulting Inc. disclosed under “Executive Compensation, Terms of Agreements”, there were no management functions of the Company which were to any substantial degree performed by a person other than a director or executive officer of the Company or its subsidiaries during the Company’s most recently completed financial year.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set out in the notice of meeting and other matters which may properly come before the Meeting or any adjournment.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company to request copies of the annual consolidated financial statements and MD&A as follows:

By phone: 604-623-4700

By fax: 604-623-4701

By email: contact@nevsun.com

Financial information at December 31, 2010 is provided in the Company’s consolidated financial statements and MD&A.

April 18, 2011

BY THE MANAGEMENT OF NEVSUN RESOURCES LTD.

“Clifford T. Davis”

President & CEO

SCHEDULE “A”

BOARD TERMS OF REFERENCE

A. OBJECTIVES

The Board of Directors (the “Board”) has the responsibility to oversee the conduct of the business of Nevsun Resources Ltd. (the “Company”) and to supervise the management of the business and affairs of the Company. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value, to ensure that the Company operates in a reliable, safe manner and meets its obligations on an ongoing basis.  The Board is accountable to and shall consider the legitimate interests of its shareholders and other stakeholders such as government authorities, employees, contractors, customers, communities and the public. The Board, through the Chief Executive Officer (“CEO”) of the Company, shall set the standards of conduct for the enterprise, provide direction and oversight, approve strategic plans presented by senior management and evaluate the performance of senior management.

B. PROCEDURE AND ORGANIZATION

The Board operates by delegating certain of its authorities to its committees and to management and by reserving certain powers to itself. The Board retains the responsibility for:

1.

managing its affairs including selecting its Chair, nomination of candidates for election to the Board, constituting committees of the Board and determining director compensation upon the recommendation of a committee of the Board; and

2.

engaging any necessary internal and/or external advisors.

C. DUTIES AND RESPONSIBILITIES

1.

Legal Requirements:

a)

The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.

b)

The Board has the statutory responsibility to:

i.

exercise the powers of the Company directly or indirectly through the employees and agents of the Company;

ii.

direct the management of the business and affairs of the Company; and

iii.

act in accordance with its obligations contained in:

1.

The Corporations Act (British Columbia) and the regulations thereto;

2.

the Company's constating documents;

3.

the securities legislation of each province of Canada in which the Company is a reporting issuer;

4.

the United States federal securities laws, and the rules and regulations adopted there under by the Securities and Exchange Commission;

5.

the rules and policies of The Toronto Stock Exchange;

6.

the rules and policies of the NYSE Amex; and

7.

other relevant legislation and regulations.

c)

The directors in exercising their powers and discharging their duties must:

i.

act honestly and in good faith with a view to the best interests of the Company; and

ii.

exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

d)

The Board has the responsibility for considering, among other things, the following matters:

i.

any submission to the shareholders of a question or matter requiring the approval of the shareholders;

ii.

the filling of a vacancy among the directors or in the office of auditor;

iii.

the issuance of securities for equity and debt capital;

iv.

the declaration of dividends;

v.

the purchase, redemption or any other form acquisition of shares issued by the Company;

vi.

the payment of a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company or from any other person or procuring or agreeing to procure purchases for any such shares;

vii.

the approval of interim and annual financial statements of the Company; and

viii.

the adoption, amendment or repeal of the constating documents of the Company.

e)

The Board has constituted and delegated certain of its duties and responsibilities to the following committees of the Board:

i.

Audit

ii.

Human Resources

iii.

Corporate Governance, and

iv.

Special ;the scope , duties and responsibilities of which are mandated in their respective terms of reference.

In addition to the above, the Social, Environmental, Safety and Health Committee comprises a combination of Board and management.

2.

Strategy Determination

The Board has the responsibility to ensure there are long-term goals and a strategic planning process in place for the Company and to participate with management directly in developing and approving the strategy by which it proposes to achieve these goals. The Board also has the responsibility for considering the annual operating budget including ensuring that it reflects the agreed upon strategies.

3.

Commitment of Capital

The Board has the responsibility for approving the commitment of material capital for sustaining and expanding operations and for the acquisition of entities.

4.

Managing Risk

The Board and its committees have the responsibility to identify and understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company.

5.

Appointment, Training and Monitoring Senior Management

The Board and its committees have the responsibility:

a)

to appoint the CEO, to monitor and assess CEO performance against clearly stated objectives, to determine CEO compensation and to provide advice and counsel in the execution of the CEO’s duties;

b)

to approve the appointment and remuneration of all corporate officers, acting upon the advice of the CEO; and

c)

to ensure that adequate provision has been made to train and develop management and for the orderly succession of management.

6.

Policies, Procedures and Compliance

The Board and its committees have the responsibility:

a)

to ensure that the Company operates at all times within applicable laws and regulations and to ethical and moral standards;

b)

to approve and monitor compliance with significant policies and procedures by which the Company is operated;

c)

to ensure the Company satisfies  environmental standards in its operations and is in compliance with environmental laws and legislation; and

d)

to ensure the Company has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies.

7.

Reporting and Communication,

The Board and its committees have the responsibility:

a)

to ensure the Company has in place programs and working relationships which result in an open and meaningful communication with employees, who the Board recognize as the foundation of the Company.

b)

to ensure the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally;

c)

to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

d)

to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

e)

to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Company; and

f)

to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year.

8.

Monitoring and Acting

The Board and its committees have the responsibility:

a)

to monitor the Company's progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

b)

 to take action when performance falls short of its goals and objectives or when other special circumstances warrant; and

c)

to ensure that the Company has implemented adequate control and information systems which ensure the effective discharge of its responsibilities.